FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                      -----          -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                       -----   -----


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Attached hereto as Exhibit 99.1 is a copy of the Bye-laws of Nordic American Tanker Shipping Limited (the "Company") as of November 17, 2004. Information furnished on this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference as Exhibit 3.2 in the Company's Registration Statement on Form F-3 (File No. 333-118128).




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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NORDIC AMERICAN TANKER
                                                SHIPPING LIMITED
                                                (registrant)



Dated:  November 17, 2004                       By:/s/ Herbjorn Hansson
                                                    ----------------------------
                                                    Herbjorn Hansson
                                                    President and
                                                    Chief Executive Officer